CHAMPIONS OF DIVERSITY
MEDIA, INC.
CODE OF REGULATIONS

ARTICLE 1
DEFINITIONS

Unless this Code of Regulations (the "Regulations") indicates otherwise, (i) all of the capitalized words used in these Regulations shall have the meanings set forth in the Corporation's Amended and Restated Articles of Incorporation (the "Restated Certificate") and (ii) all noncapitalized words that appear in these Regulations and are defined in Section 1701 of the Ohio Revised Code (the "OGCL") shall have the meanings set forth in the OGCL.

ARTICLE 2
FORMATION

2.1. Incorporation. The initial shareholders have authorized the formation of the Corporation as an Ohio corporation and on August 30, 2019, caused a Certificate of Conversion to be filed with the Ohio Secretary of State in order to convert the entity from an Ohio limited liability company into an Ohio corporation.

2.2   Agent. The agent for service of process upon the Corporation is Orville Lynch, P.O. Box 2502, Columbus, Ohio 43216. The Board of Directors of the Corporation (each director individually, a "Director" and collectively, the "Board") may, from time to time, change the agent, and if the agent ceases to act as such for any reason, or moves from Ohio, the Board must forthwith designate a replacement agent for this purpose. The Board must forthwith file with the Ohio Secretary of State the documents required by the OGCL with respect to any change of the agent or the agent's address. If the Board fails to designate a replacement agent, or if the Board or the agent fails to file the appropriate notice of a change of agent or the agent's address, any shareholder may designate a replacement agent or file a notice of change of agent or the agent's address.

2.3   Purposes. Except as provided by the OGCL, the Corporation may pursue any purpose or purposes for which individuals may lawfully associate themselves.

2.4   Title to Property. Title to all property contributed to or otherwise acquired by the Corporation must be held in the name of the Corporation.

ARTICLE 3
FINANCIAL AND TAX MATTERS

3.1   Records to be Maintained. The Corporation must maintain the following records at its principal office:

(a)   the Ownership Schedule referred to in Section 5.1 below and attached hereto;
(b)   a copy of the Articles, all amendments thereto, and executed copies of any powers of attorney pursuant to which the Articles or any amendments have been executed;

(c)   a copy of these Regulations and all amendments hereto;

(d)   minutes of any meetings of the shareholders held in accordance with Section 5.2 or actions of the shareholders by written consent in accordance with Section 5.2;

(e)   copies of the Corporation's federal, state, and local income tax returns and reports for the six most recent years;

(f)   copies of any financial statements of the Corporation for the three most recent years; and

(g)   books of account reflecting all profits, losses, capital account balances, assets and liabilities of the Corporation.

Each shareholder has the right to inspect and copy any books and records of the Corporation during normal business hours.

ARTICLE 4
DIRECTORS

4.1   Number and Election. The number of Directors which shall constitute the whole board shall be not less than the minimum number of Directors allowed by Ohio law and, subject to the Restated Certificate and any agreement among the Corporation and the holders of Series A Preferred Stock, shall be increased by the affirmative vote of the majority of shareholders entitled to vote at any annual or special meeting called for the purpose of electing Directors. The first Board shall consist of three (3) Directors. The initial Board shall be Orville Lynch, David Douglass, and Daniel Green. The Directors shall be elected at the annual meeting of the shareholders or at a special meeting of the shareholders called for the purpose of electing Directors. Each Director shall hold office until the earlier of the following: 1) his or her successor is elected and qualified; 2) the Director dies; 3) the Director resigns; or 4) the Director is removed from office. At a meeting of shareholders at which Directors are to be elected, only persons nominated as candidates shall be eligible for election as Directors and the candidates receiving the greatest number of votes shall be elected. Directors need not be shareholders.

4.2   Vacancy. Subject to the Restated Certificate and any agreement among the Corporation and the holders of Series A Preferred Stock, in the event of the occurrence of any vacancy in the Board, however caused, the remaining Directors, though less than a majority of the whole authorized number of Directors, may, by the vote of a majority of their number, fill the vacancy for the unexpired term.

4.3   Powers. The business of the Corporation shall be managed by its Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Restated Certificate or by these Regulations directed or required to be exercised or done by the shareholders.

4.4   Place of Meeting. The Board may hold meetings, both regular and special, either within or without the State of Ohio or by conference call.

4.5   Notice of Regular Meetings. Regular meetings of the Board may be held with fifteen (15) days' notice at such time and at such place as shall from time to time be determined by the

Board. To determine the receipt of notice, the effectiveness of notice rules as provided in Section 4.15 shall be followed. At least four (4) regular Board meetings shall be held per calendar year.

4.6   Calling Special Meetings. Special meetings of the Board may be called by: (i) the President; (ii) chair of the Board; or (iii) David Douglass, or any subsequent Director designated by Career Town Network Inc., on notice to each Director, either personally, by mail, or by electronic mail (email). Special meetings shall be called by the President or secretary in like manner and on like notice on the written request of two Directors. A special meeting of the Board must be preceded by at least two days' notice of the date, time, and place of the meeting. Unless otherwise required by the Restated Certificate, the notice of a special meeting need not specify the purposes of the meeting or the business to be transacted. To determine the receipt of notice, the effectiveness of notice rules as provided in Section 4.15 shall be followed.

4.7   Quorum; Majority of Those Present. At all meetings of the Board, a majority of the Directors then in office shall constitute a quorum for the transaction of business, and the act of a majority of the Directors present at any meeting of which there is a quorum shall be the act of the Board. If a quorum shall not be present at any meeting of the Board, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

4.8   Vote. The affirmative vote of a majority of Directors present at a meeting at which a quorum is present shall be the act of the Board, unless the vote of a greater number of Directors is required by law, the Restated Certificate, or these Regulations.

4.9   Written Consent Action. Unless otherwise restricted by the Restated Certificate, these Regulations, or statute, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.

4.10   Committees.

       (a)   Composition. The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the Directors. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

       (b)   Names. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board.

       (c)   Powers. Any such committee, to the extent provided in the resolution of the Board, shall have all the powers and authority of the Board in the management of the business and affairs of the Corporation. No such committee shall have the power or authority to amend the Restated Certificate, adopt an agreement of merger or consolidation, recommend to the

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shareholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommend to the shareholders a dissolution of the Corporation or a revocation of a dissolution, or amend these Regulations.

(d)   Minutes. Each committee may keep regular minutes of its meetings and report the same to the Board when required.

4.11   Compensation of Directors. Unless otherwise restricted by the Restated Certificate, the Board shall have the authority to fix the compensation of Directors. The Directors may be paid their expenses, if any, of attendance at each meeting of the Board and a fixed sum for attendance at each meeting of the Board or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like compensation for attending committee meetings.

4.12   Telephonic Meetings. The Board and any committee of Directors may hold meetings through the use of telephone or other communications equipment if all persons participating can hear each other and can communicate with each other. Participation in such a meeting shall constitute presence at such a meeting.

4.13   Removal of Directors. Subject to the Restated Certificate and any agreement among the Corporation and the holders of Series A Preferred Stock, a Director may be removed by the affirmative vote of a majority of the share entitled to vote, with or without cause. A Director may be removed by the shareholders only at a meeting called for the purpose of removing the Director, and the meeting notice must state that the purpose, or one of the purposes, of the meeting is the removal of the Director.

4.14   Fiduciary Duties of Directors. Each Director owes the fiduciary duties of care and loyalty to the Corporation and the Directors must discharge these duties and exercise the Director's vote in the Corporation consistently with the obligation of good faith and fair dealing. Directors must discharge their fiduciary duties of care and loyalty in accordance with the standards set forth in this section of these Regulations relating to the outside activities of Directors as well as the following standards:

(a)   Standard of Care. In conducting or winding up the Corporation's business, a Director reasonably believes to be in the best interest of the Corporation and must use the care that a person in like position would reasonably believe appropriate under the circumstances;

(b)   Accounting. A Director must account to the Corporation and hold as trustee for the Corporation any profit or benefit derived by the Director solely in the conduct or winding up of the Corporation's business or derived from use by the Director of the Corporation's property, including appropriation of a Corporation opportunity;

(c)   Conflicts of Interest. Except as otherwise provided in the section of these Regulations relating to self interest of Directors, a Director must refrain from dealing with the

Corporation in the conduct or winding up of its business either personally or on behalf of a party having an adverse interest to the Corporation;

(d)   Noncompetition. A Director may not compete with the Corporation in the conduct of its business prior to the time the Corporation is dissolved, unless otherwise authorized by Corporation; and

(e)   Self Interest of Director. A Director does not violate any duty or obligation to the Corporation merely as a result of engaging in conduct that furthers the interest of the Director. A Director may lend money or transact other business with the Corporation, so long as the loan or other transaction has been approved or ratified by the Directors. Unless otherwise provided by applicable law, a Director with a financial interest in the outcome of a particular action is nevertheless entitled to vote on the action.

4.15   Notices. Notice required, under any statute or the Restated Certificate or these Regulations, to be given to any Director shall be given in writing and may be given either in person, by email or by mail, with postage thereon prepaid, addressed to such Director, at his or her address as it appears on the records of the Corporation. Such notice shall be effective at the earliest of the following: (a) when received; (b) two (2) days after when sent via electronic mail (email); or (c) five days after deposited in the United States mail with postage prepaid, to the Director at the Director's business office. Notice required under any statute or the Restated Certificate or these Regulations may be waived in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein. The attendance of any Director at any such meeting without protesting the lack of proper notice before or at the commencement of the meeting shall be deemed to be a waiver by him or her of notice of such meeting.


ARTICLE FIVE
SHAREHOLDERS


5.1   Shareholders' List. The shareholders must record on the Ownership Schedule a current list of the full names, in alphabetical order, last known business or residence addresses of each shareholder, the number of shares held by each shareholder, share transfers, new shareholder admissions, and share issuances and cancellations.

5.2   Meetings of Shareholders.

(a)   Annual Meetings. An annual meeting of shareholders, for the election of Directors, for the consideration of any reports and for the transaction of such other business as may be brought before the meeting, shall be held on the first Monday of the first month following the close of the Corporation's fiscal year or such other date as may be designated by the shareholders.

(b)   Special Meetings. Special meetings of the shareholders shall be called by: (i) the Secretary, pursuant to a resolution of the Board or the shareholders; (ii) at the request of any shareholder(s) owning at least twenty-five percent of the capital stock of the Corporation   issued and outstanding, and entitled to vote; (iii) at the request of the shareholder(s) owning at least a majority of the Series A Preferred Stock of the Company; or (iv) upon written request by a Director, Chair of the Board, President, or in the case of the President's absence, death, or disability, the Vice President authorized to exercise authority of the President. Calls for special meetings shall specify the time, place and object or objects thereof, and no business other than that specified in the call therefore shall be considered at any such meetings.

(c)   Notice of Meetings. A written or printed notice of a meeting of the shareholders shall state the date, time, and place of the meeting. In case of a special meeting, the purpose or purposes for which the meeting is called shall be stated in the notice. Notice shall be given not earlier than 60 days nor less than 10 days before the meeting date, and may be given personally or by mail, or by electronic mail (email) by or at the direction of the President, the secretary, the Board, or the persons calling the meeting. Notice shall be given to each shareholder entitled to vote at the meeting. No failure or irregularity of notice of any annual meeting shall invalidate the same or any proceeding. It shall be the responsibility of the Secretary to mail such notice. If mailed, such notice is deemed to be delivered two calendar days after being deposited in the United States mail, postage prepaid, addressed to the shareholder at his address as it appears on the books of the Corporation. If electronically mailed (emailed), such notice is deemed to be delivered two calendar days after being emailed to the shareholder at his email address as it appears on the books of the Corporation. Shareholders may waive prior notice by attending the meeting or by executing a written waiver of notice before or after the meeting. The date on which notice of the meeting is mailed is the record date for determination of shareholders entitled to notice of or to vote at any meeting of shareholders.

(d)   Place of Meetings. The annual or any special meetings of shareholders may be held at such place or places within or without the State of Ohio, as may be specified in the notice of any such meetings.

(e)   Proxies. At any meeting of shareholders, any person who is entitled to attend, or to vote and execute consents, waivers or releases may be represented at such meeting or vote, execute consents, waivers and releases, and exercise any of such person's other rights, by proxy or proxies appointed by a writing signed by such person and submitted to the Secretary at or before such meeting. Voting by proxy or proxies shall be governed by all the provisions of Ohio law, including the provisions relating to the sufficiency of the writing, the duration of the validity of the proxy or proxies, and the power of substitution and revocation. The corporation is entitled to reject a vote, consent, waiver, or proxy appointment if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

(f)   Meetings by Telephone. Meetings of the shareholders may be held by conference telephone or by any other means of communication by which all participants can hear each other simultaneously during the meeting. If a shareholder participates in the meeting by conference telephone by other means authorized by this section, the shareholder will be considered present at the meeting in person.

(g)   Waiver of Notice. A shareholder entitled to notice may waive notice of a meeting of the shareholders by a writing signed by the shareholder entitled to the notice and delivered to the corporation. The waiver shall be effective whether signed before or after the meeting. A shareholder's attendance at a meeting waives objection to lack of notice or defective notice of the meeting, unless the shareholder objects to holding the meeting or transacting business at the meeting at the beginning of the meeting. A shareholder's attendance at a meeting also waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

(h)   Required Quorum. Except as may be otherwise provided by statute or by the Restated Certificate, at any meeting of the shareholders the holders of shares entitled to exercise a majority of the voting power of the Corporation, represented in person or by proxy, shall constitute a quorum for the transaction of business at any shareholders' meeting. If a person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened, the shares held by that person or represented by a proxy given to that person shall not be included for purposes of determining whether a quorum is present. Once a share is represented for any purpose at a meeting, other than for the purpose of objecting as provided above, it is deemed present for quorum purposes for the remainder of the meeting and any adjournment thereof, unless a new notice is or must be given, or a new record date is or must be set, for the adjourned meeting. The persons present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough persons to leave less than a quorum.

(i)   One Share, One Vote. Each shareholder shall be entitled to one vote on each matter submitted to a vote at a meeting of the shareholders for each share of voting stock standing in the name of the shareholder on the stock transfer books of the Corporation. Shares held by a personal representative, administrator, executor, guardian, or conservator may be voted by that person, either in person or by proxy, without a transfer of such shares into the name of that person. Shares held in the name of a trustee may be voted by the trustee, either in person or by proxy, but no trustee shall be entitled to vote shares held by that trustee without a transfer of such shares into the name of the trustee.

(j)   Voting. Subject to the Restated Certificate and any agreement among the Corporation and the holders of Series A Preferred Stock, a vote of sixty percent (60%) of the shares entitled to vote at a meeting of the shareholders shall control.

(k)   Shareholder Action by Consent. Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if one or more consents in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof and are delivered to the corporation for inclusion in the minute book. If the act to be taken requires that notice be given to nonvoting shareholders, the Corporation shall give the nonvoting shareholders written notice of the proposed action at least 10 days before the action is taken, which notice shall contain or be accompanied by the same material that would have been required if a formal meeting had been called to consider the action. A consent signed under this section has the effect of a meeting vote and may be described as such in any document.

5.3   Liability of Shareholders.

(a)   To Third Parties. No shareholder is liable as such for the Corporation's liabilities. The Corporation's failure to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act is not grounds for imposing personal liability on the shareholders for the Corporation's liabilities.

(b)   To Corporation or Other Shareholders. Except for damages for a breach of these Regulations or any other contract between the parties, a shareholder is liable in damages to the Corporation or other shareholders for any action that the shareholder takes or fails to take as a shareholder only if it is proved, by clear and convincing evidence, in a court with jurisdiction, that the shareholder's action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Corporation or undertaken with reckless disregard for the Corporation's best interests.

5.4   Registered Shareholders. The Corporation may recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner. The Corporation may hold liable for calls and assessments a person registered on its books as the owner of shares and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Ohio.

(a)   **Shares Owned by Corporations**. Shares held in the name of another corporation may be voted by such officer, agent, or proxy as the regulations of such corporation may prescribe, or, in the absence of such provision, as the Board of the corporation holding the shares may determine. However, shares held in the name of another corporation are not entitled to vote if the Corporation owns, directly or indirectly, a majority of the shares entitled to vote for the directors of the other corporation.

(b)   **Shares Held by Fiduciary.** Shares held by a personal representative, administrator, executor, guardian, or conservator may be voted by that person, either in person or by proxy, without a transfer of such shares into the name of that person. Shares held in the name of a trustee may be voted by the trustee, either in person or by proxy, but no trustee shall be entitled to vote shares held by that trustee without a transfer of such shares into the name of the trustee.

(c)   **Shares Held by Receiver.** Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into that receiver's name if authority to do so is contained in an appropriate order of the court by which such receiver was appointed.

(d)   **Pledged Shares.** A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

(e)   **Rejection of Vote.** The corporation is entitled to reject a vote, consent, waiver, or proxy appointment if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

5.5   Dissenters' Rights. Subject to the Restated Certificate and any agreement among the Corporation and the holders of Series A Preferred Stock, each shareholder shall have the right to dissent from and obtain payment for the shareholder's shares when so authorized by the OGCL.

5.6   Consideration for Shares. The consideration for the issuance of shares may include cash, property, services rendered, a promissory note, or any other binding obligation to contribute cash or property or to perform services; the provision of any other benefit to the corporation; or any combination of these. However, an agreement by a person to perform services as the consideration for shares does not, of itself, constitute payment for such shares prior to the performance of the services, and promissory notes, drafts, or other obligations do not constitute payment for shares.

5.7   Protective Provisions. Notwithstanding anything to the contrary contained herein, these Regulations are subject to the provisions of the Restated Certificate and any agreement among the Corporation and the holders of Series A Preferred Stock. In furtherance of the foregoing, the shareholders shall have the right, in any separate agreement, to specify particular matters or actions that require: (i) the additional vote of the holders of Series A Preferred Stock, voting as a separate class; and/or (ii) a greater or lesser affirmative vote of the shareholders than the proportion required under these Regulations.


ARTICLE 6
OFFICERS


6.1   Officers.

(a)   Election. The Board may from time to time designate officers for the Corporation, including, but not limited to a President, a secretary and a treasurer. The duties of each of the initial officers shall be those as commonly understood to be possessed by persons holding the specific officer titles. The Directors may designate more than one of each type of officer other than President, and may appoint assistants to the officers other than President, who are to fulfill the duties of the officer when he is absent or disabled, and who will have such other duties and powers as the Directors may from time to time prescribe. Any two or more offices, except the offices of President and vice president, may be held by the same person. The Board shall elect the officers of the Corporation at its first meeting after each annual meeting of the shareholders. The salaries of all officers and agents of the Corporation shall be fixed by the Board unless otherwise determined by the Board.

(b)   Removal. Each officer of the Corporation shall hold office until the earlier of the following: 1) the officer's successor is elected, qualified, and serving; 2) the officer's death; 3) the officer resigns; or 4) the officer is removed in accordance with the provisions of these Regulations. The designation of a specified term does not grant any contract rights to any officer. Any officer elected or appointed by the Board may be removed with or without cause at any time by the affirmative vote of a majority of the Board. Any vacancy occurring in any office of the Corporation shall be filled by the Board. An officer may be removed, with or without cause, by the Directors without prejudice to the contract rights of such officer. The appointment of an officer for a given term does not create any contract rights. The Board may fill a vacancy in any office occurring for any reason. The resignation or removal of an officer who is also a shareholder will not constitute a withdrawal or expulsion of the shareholder from the Corporation or otherwise affect the officer's rights as a shareholder.

(c)   Authority. The officers (if any), as between themselves and the Corporation, have such authority and must perform such duties as may be specified from time to time by the Directors.

(d)   Duties. Each officer has the authority and shall perform the duties prescribed, from time to time, by the Board or by direction of an officer authorized by the Board to prescribe the duties of other officers.

ARTICLE 7
ISSUANCE OF SHARES

7.1   Conditions to Issuing Shares. No shares may be issued by the Corporation without seeking the approval of the Board, complying with the Restated Certificate, and complying with the terms of any agreement among the Corporation and the holders of Series A Preferred Stock.

7.2   Legend on Certificates. The Corporation may enter into an agreement or agreements with some or all of its shareholders limiting the right to buy, sell, transfer, and assign shares of the capital stock of the Corporation to the method provided in such agreement. Such agreement shall be in the form and contain the terms and conditions established or approved by the Board. Upon the execution of any such agreement, each stock certificate issued by the Corporation to a Shareholder shall be endorsed conspicuously on the face thereof as follows:

> "THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

Each shareholder hereby agrees that, if such shareholder ever transfers any share(s) of the Corporation evidenced by a certificate which does not bear the legend designated above, the shareholder shall notify in writing the transferee that these Regulations exist and shall deliver a copy thereof to the transferee at the time of said transfer. Each shareholder hereby indemnifies Corporation and all other shareholders from all damages, losses, costs and expenses incurred or suffered by Corporation and/or by any other shareholder(s) directly or indirectly as a result of said shareholder's breach of or failure to perform this Section.

7.3 **Entitlement to Certificates.** Every holder of stock in the Corporation shall be entitled to have a certificate certifying the number of shares owned by him or her in the Corporation. Certificates for shares shall be in such form as the Board may determine. Each certificate shall state the following upon its face:

(1) The name of the corporation and that it is organized under the laws of Ohio.
(2) The name of the person to whom issued.
(3) The number and class of shares and the designation of the series, if any that the certificate represents.
(4) The number of the certificate and its date of issuance.

7.4 **Signatures.** Certificates of shares shall be signed in the name of the Corporation by (i) the President or a vice president, and (ii) the treasurer, an assistant treasurer, the secretary, or an assistant secretary of the Corporation. Where a certificate is countersigned (i) by a transfer agent, other than the Corporation or its employee, or, (ii) by a registrar other than the Corporation or its employee, any other signature on the certificate may be facsimile. If any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, the certificate may be issued by the Corporation with the same effect as if the signer were such officer, transfer agent or registrar at the date of issue.

7.5 **Lost Certificates.** The Board may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board, as a condition precedent to the issuance thereof, may require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to advertise the same in such manner as the Board shall require and/or to give the Corporation a bond in such sum as the Board may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

7.6 **Transfers of Shares.** Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

ARTICLE 8
MISCELLANEOUS

8.1   Dividends. Subject to the Restated Certificate and any agreement among the Corporation and the holders of Series A Preferred Stock, the Board, at any regular or special meeting or by written consent resolution, may declare dividends on the capital stock of the Corporation. Dividends may be paid in cash, in property, or in shares of capital stock. Before payment of any dividend, the Board may set aside out of any funds of the Corporation available for dividends such sum or sums as the Directors think proper as a reserve or reserves to meet contingencies, or to equalize dividends, or to repair or maintain any property of the Corporation, or for such other purpose as the Directors shall think conducive to the interest of the Corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

8.2   Annual Report. The Board shall present at each annual meeting, and at any special meeting of the shareholders when called for by vote of the shareholders, a full and clear statement of the business and condition of the Corporation. At every annual meeting of shareholders, the Board shall cause to be presented a balance sheet and statement of profit and loss for a period ended not more than four months before the meeting.

8.3   Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board.

8.4   Distributions. Subject to the Restated Certificate and any agreement among the Corporation and the holders of Series A Preferred Stock, the Board may authorize, and the Corporation may make, distributions (including dividends on its outstanding shares) in the manner and on the terms and conditions provided by law and in the Restated Certificate.

8.5   Seal. The Corporation shall have no corporate seal.

8.6   Amendments. Subject to the Restated Certificate and any agreement among the Corporation and the holders of Series A Preferred Stock, these Regulations may be altered, amended, repealed or replaced by an affirmative vote of a majority of the shareholders empowered to vote thereon at any meeting called and held for that purpose.

8.7   Emergency Regulations. In the event of an emergency as defined in Section 1701.01(U) of the OGCL, the emergency regulations set forth in Section 1701.11(F) of the OGCL shall be deemed to be a part of these Regulations for so long as such emergency continues to exist.

8.8   Governing Law. These Regulations shall be governed by and construed in accordance with the domestic laws of the State of Ohio without giving effect to any choice or conflict of law provision or rule (whether of the State of Ohio or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Ohio. Any litigation concerning these Regulations shall be brought only in the Common Pleas Court of Franklin County, Ohio, which court shall have the exclusive venue for and have exclusive jurisdiction over such litigation. The parties hereby expressly consent to the jurisdiction and venue of said courts and to service of process upon them regardless of where they may be located.

8.9   Severability. If any portion of these Regulations is held to be invalid or unenforceable for any reason, it is agreed that this invalidity or unenforceability shall not affect the other portions of these Regulations, and that the remaining covenants, terms, and conditions or portions thereof shall remain in full force and any arbitrator or court of competent jurisdiction may so modify the objectionable provision as to make it valid, reasonable, and enforceable.

8.10 **Waiver.** The failure of any party at any time or times to require performance of any provision of these Regulations shall in no manner affect the right to enforce that provision at a later time. No waiver by any party of any breach of any term contained in these Regulations, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such breach or a waiver of any other term contained in these Regulations.

THESE REGULATIONS were adopted by the Board of Directors on August 30th, 2019, and shall be effective as of August 30th, 2019   .

We, as Directors of **CHAMPIONS OF DIVERSITY MEDIA, INC.** do hereby certify, by our signatures, that the above information is an accurate statement of the shares of the Corporation as of the date set forth herein.

_____   _____
Date   Orville C Lynch, Jr.

_____   _____
Date   David O. Douglass

_____   _____
Date   Daniel Green

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Date   Career Town Network,. Inc By its
                                                                             Chief Executive Officer, Orville C. Lynch, Jr.